                                                             UNITED STATES

                                                  SECURITIES AND EXCHANGE COMMISSION

                                                        Washington, D.C. 20549

                                                             FORM U-13-60

                                                             ANNUAL REPORT

                                                            For the Period
                                        Beginning January 1, 2000 and Ending December 31, 2000
                                                                to the

                                                U.S. SECURITIES AND EXCHANGE COMMISSION

                                                                  of

                                                        Cinergy Services, Inc.
                                                   (Exact Name of Reporting Company)

                                                     A Subsidiary SERVICE COMPANY

Date of Incorporation:  February 23, 1994

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:  Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                          Bernard F. Roberts, Vice President and Comptroller,
                                            139 East Fourth Street, Cincinnati, Ohio 45202

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:  Cinergy Corp.

                                                 INSTRUCTIONS FOR USE OF FORM U-13-60

1.   Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.   Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of
     Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year.
     Subsequent reports should cover a calendar year.

4.   Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.   Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
     (210.3-01(b)).

6.   Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes.  (Regulation S-X, 210.3-01(c)).

7.   Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected.  A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and
     Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10.  Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public
     Utility Holding Company Act of 1935.

11.  Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                Annual Report of Cinergy Services, Inc.

                                             LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                             Schedule or
Description of Schedules and Accounts                                        Account No.                   Page No.
-------------------------------------                                        -----------                   --------

Comparative Balance Sheets - Assets                                          Schedule I                       4
Comparative Balance Sheets - Liabilities                                     Schedule I                       5
   Service Company Property                                                  Schedule II                      6
   Accumulated Provision for Depreciation and
     Amortization of Service Company Property                                Schedule III                     7
   Investments                                                               Schedule IV                      8
   Accounts Receivable from Associate Companies                              Schedule V                       9
   Fuel Stock Expenses Undistributed                                         Schedule VI                      10
   Stores Expense Undistributed                                              Schedule VII                     11
   Miscellaneous Current and Accrued Assets                                  Schedule VIII                    12
   Miscellaneous Deferred Debits                                             Schedule IX                      13
   Research, Development, or Demonstration
     Expenditures                                                            Schedule X                       14
   Proprietary Capital                                                       Schedule XI                      15
   Long-term Debt                                                            Schedule XII                     16
   Current and Accrued Liabilities                                           Schedule XIII                    17
   Notes to Financial Statements                                             Schedule XIV                     18
Comparative Income Statements                                                Schedule XV                      23
  Analysis of Billing - Associate Companies                                  Account 457                      24
  Analysis of Billing - Nonassociate Companies                               Account 458                      25
  Analysis of Charges for Service - Associate
    and Nonassociate Companies                                               Schedule XVI                     26
  Schedule of Expense Distribution by Department
    or Service Function                                                      Schedule XVII                    27
  Departmental Analysis of Salaries                                          Account 920                      30
  Outside Services Employed                                                  Account 923                      31
  Employee Pensions and Benefits                                             Account 926                      33
  General Advertising Expenses                                               Account 930.1                    34
  Miscellaneous General Expenses                                             Account 930.2                    35
  Rents                                                                      Account 931                      36
  Taxes Other Than Income Taxes                                              Account 408                      37
  Donations                                                                  Account 426.1                    38
  Other Deductions                                                           Account 426.5                    39
  Notes to Statements of Income                                              Schedule XVIII                   40
  Financial Data Schedule                                                    Schedule XIX                     41

                                             LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                                                                       Page No.
-------------------------------------------------------------------------------------------------------------------

Organization Chart                                                                                            42
Methods of Allocation                                                                                         43
Annual Statement of Compensation for Use of Capital Billed                                                    45

                                    Annual Report of Cinergy Services, Inc.
                                                   As of December 31, 2000 and 1999

                                                Schedule I - COMPARATIVE BALANCE SHEETS
                           Give balance sheet of the Company as of December 31 of the current and prior year

                                                                                  REF
   ACCOUNT                            ASSETS AND OTHER DEBITS                    SCHED                  December
   -------                            -----------------------                    -----                  --------

                                                                                                 2000               1999

              SERVICE COMPANY PROPERTY
              ------------------------
     101      Service Company Property                                             II         $ 32,814,623        $ 36,407,209
     107      Construction Work in Progress                                        II            3,439,061           1,553,672
     ---                                                                                         ---------           ---------
                 Total Property                                                                 36,253,684          37,960,881
     108      Accumulated Provision for Depreciation and Amortization of Service
              Company Property                                                    III          (16,028,630)        (11,100,386)
                                                                                               -----------         -----------
                                Net Service Company Property                                    20,225,054          26,860,495

              INVESTMENTS
              -----------
     123      Investments in Associate Companies                                   IV                    -                   -
     124      Other Investments                                                    IV           11,688,921           8,867,727
     ---                                                                                        ----------           ---------
                            Total Investments                                                   11,688,921           8,867,727

              CURRENT AND ACCRUED ASSETS
              --------------------------
     131      Cash                                                                               1,360,208          (5,143,739)
     134      Special Deposits                                                                           -             495,975
     135      Working Funds                                                                          8,369                 922
     136      Temporary Cash Investments                                           IV           (1,337,362)          6,366,667
     141      Notes Receivable                                                                         463                 463
     143      Accounts Receivable                                                                 (996,257)            322,747
     144      Accumulated Provision for Uncollectible Accounts                                           -                   -
     145      Notes Receivable from Associate Companies                                         54,648,697           6,707,000
     146      Accounts Receivable from Associate Companies                         V            48,040,580          42,794,749
     152      Fuel Stock Expenses Undistributed                                    VI                    -                   -
     154      Materials and Supplies                                                                     -                   -
     163      Stores Expense Undistributed                                        VII                    -                   -
     165      Prepayments                                                                           50,000              50,000
     174      Miscellaneous Current and Accrued Assets                            VIII              -                   -
                                                                                               -----------          ----------
                            Total Current and Accrued Assets                                   101,774,698          51,594,784

              DEFERRED DEBITS
              ---------------
     181      Unamortized Debt Expense                                                                   -                   -
     184      Clearing Accounts                                                                    135,445              78,294
     186      Miscellaneous Deferred Debits                                        IX           10,292,250           9,466,951
     188      Research, Development, or Demonstration Expenditures                 X                     -                   -
     190      Accumulated Deferred Income Taxes                                                 24,473,491          25,771,965
     ---                                                                                        ----------          ----------
                            Total Deferred Debits                                               34,901,186          35,317,210

                            TOTAL ASSETS AND OTHER DEBITS                                     $168,589,859        $122,640,216
                                                                                              ============        ============

                                                Annual Report of Cinergy Services, Inc.
                                                   As of December 31, 2000 and 1999

                                          Schedule I - COMPARATIVE BALANCE SHEETS (Continued)

                                                                                  REF                  December 31
   ACCOUNT                      LIABILITIES AND PROPRIETARY CAPITAL              SCHED             2000                1999
   -------                      -----------------------------------              -----             ----                ----

              PROPRIETARY CAPITAL
              -------------------
     201      Common Stock Issued (Note 2)                                         XI         $          4        $          4
     208      Donations Received from Stockholders                                 XI              155,346             155,346
     211      Miscellaneous Paid-In-Capital                                        XI                  999                 999
     215      Appropriated Retained Earnings                                       XI                    -                   -
     216      Unappropriated Retained Earnings                                     XI           (3,274,223)         (1,983,472)
                                                                                                ----------          ----------
                          Total Proprietary Capital                                             (3,117,874)         (1,827,123)

              LONG-TERM DEBT
              --------------
     223      Advances From Associate Companies                                   XII                    -                   -
     224      Other Long-Term Debt                                                XII                    -                   -
     225      Unamortized Premium on Long-Term Debt                                                      -                   -
     226      Unamortized Discount on Long-Term Debt                                                     -                   -
                                                                                                     ------             ------
                              Total Long-Term Debt                                                       -                   -

              CURRENT AND ACCRUED LIABILITIES
              -------------------------------
     231      Notes Payable                                                                              -                   -
     232      Accounts Payable                                                                  32,481,724          19,760,609
     233      Notes Payable To Associate Companies                                XIII                   -                   -
     234      Accounts Payable to Associate Companies                             XIII               3,053                 (88)
     235      Customer Deposits                                                                                        495,975
     236      Taxes Accrued                                                                       (942,522)          4,952,540
     237      Interest Accrued                                                                           -                   -
     238      Dividends Declared                                                                         -                   -
     241      Tax Collections Payable                                                            2,882,630           2,498,473
     242      Miscellaneous Current and Accrued Liabilities                       XIII            (104,868)           (106,145)
     ---                                                                                          --------            --------
                              Total Current and Accrued Liabilities                             34,320,017          27,601,364

              DEFERRED CREDITS
              ----------------
     228      Accumulated Provisions for Pensions and Benefits                                  41,494,491          14,434,881
     253      Other Deferred Credits (Pensions and Benefits)                                    95,649,407          82,132,696
     255      Accumulated Deferred Investment Tax Credits                                                -                   -
                                                                                                ----------          ----------
                              Total Deferred Credits                                           137,143,898          96,567,577

     282      ACCUMULATED DEFERRED INCOME TAXES                                                    243,818             298,398
              ---------------------------------

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                       $168,589,859        $122,640,216
                                                                                              ============        ============

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                Schedule II - SERVICE COMPANY PROPERTY

                                                        BALANCE AT                    RETIREMENTS           OTHER        BALANCE
                                                        BEGINNING                          OR              CHANGES       AT CLOSE
   ACCOUNT                    DESCRIPTION                OF YEAR          ADDITIONS      SALES               (1)         OF YEAR
   -------                    -----------                -------          ---------      -----               ---         -------

             SERVICE COMPANY PROPERTY
     301     Organization                              $      -                 -            -                 -                -
     303     Miscellaneous Intangible
             Plant                                            -                 -            -                 -                -
     304     Land and Land                                    -                 -            -                 -                -
             Rights
     305     Structures and Improvements                      -                 -            -                 -                -
     306     Leasehold Improvements                           -                 -            -                 -                -
     307     Equipment (2)                                    -                 -            -                 -                -
     308     Office Furniture and Equipment           3,175,382                 -            -          (149,072)       3,026,310
     309     Automobiles, Other Vehicles and
               Related Garage Equipment                       -                 -            -                 -                -
     310     Aircraft and Airport Equipment                   -                 -            -                 -                -
     311     Other Service Company Property (3)      33,231,827         1,294,054            -        (4,737,568)      29,788,313
     ---                                    --       ----------         ---------                     ----------       ----------

                                     Sub-Total       36,407,209         1,294,054            -        (4,886,640)      32,814,623

     107     Construction Work in Progress (4)        1,553,672         3,345,512            -        (1,460,123)       3,439,061
     ---                                   --         ---------         ---------                     ----------        ---------

                                         Total      $37,960,881         4,639,566            -        (6,346,763)     $36,253,684
                                                    ===========         =========                     ==========      ===========
NOTES
(1) Provide an explanation of those changes considered material:       Transfer to Plant-in service    (1,294,054)
                                                                       Write-off of software           (4,737,568)
                                                                       Other                             (315,141)
                                                                                                         --------
                                                                                                       (6,346,763)
 (2) Subaccounts are required for each class of equipment owned.  The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:  None
(3)      Describe Other Service Company Property:
                                        DESCRIPTION                                             BALANCE AT CLOSE OF YEAR
                                        -----------                                             ------------------------
                                                                   Computer Software                   $29,788,313

(4)      Describe Construction Work in Progress:
                                        DESCRIPTION                                             BALANCE AT CLOSE OF YEAR
                                        -----------                                             ------------------------
                                                                   Computer Software                    $3,139,061
                                                                             Other                      $  300,000
                                                                                                        ----------
                                                                                                        $3,439,061

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                    Schedule III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                   BALANCE AT                                                           BALANCE
                                                   BEGINNING                                           OTHER CHANGES    AT CLOSE
   ACCOUNT                      DESCRIPTION         OF YEAR         ADDITIONS         RETIREMENTS    ADD (DEDUCT) (1)   OF YEAR
   -------                      -----------         -------         ---------         -----------    ----------------   -------

301             Organization                          $       -    $       -         $       -        $       -       $           -
303             Miscellaneous Intangible Plant                -            -                 -                -                   -
304             Land and Land Rights                          -            -                 -                -                   -
305             Structures and Improvements                   -            -                 -                -                   -
306             Leasehold Improvements                        -            -                 -                -                   -
307             Equipment                                     -            -                 -                -                   -
308             Office Furniture and Equipment       (1,203,619)    (396,915)                -           73,683          (1,526,851)
309             Automobiles, Other Vehicles and               -                              -
                  Related Garage Equipment                                 -                                  -                   -
310             Aircraft and Airport Equipment                -            -                 -                -                   -
311             Other Service Company Property       (9,896,767)  (6,831,653)                -        2,226,641         (14,501,779)
---                                                  ----------   ----------                          ---------         -----------

                                          Total    $(11,100,386) $(7,228,568)       $        -       $2,300,324        $(16,028,630)
                                                   ============  ===========        =========        ==========        ============

     NOTES
     (1)  Provide an explanation of those changes considered material:          Write-off of software     $2,226,641
                                                                                Other                         73,683
                                                                                                          ----------
                                                                                                          $2,300,324

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                                        Schedule IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                                 BALANCE AT      BALANCE AT
                                                                 BEGINNING         CLOSE
                       DESCRIPTION                                OF YEAR         OF YEAR
                       -----------                                -------         -------

Account 123 - Investments in Associate Companies
None
                               Total                          $         -      $          -
                                                               ==========       ===========

Account 124 - Other Investments                               $ 8,867,727      $  8,755,536
Rabbi Trust                                                         -                 -
    Cash Surrender Value of Executive
       Life Insurance Policies                                      -             2,933,385
                                                              -----------      ------------
                               Total                          $ 8,867,727      $ 11,688,921

Account 136 - Temporary Cash Investments
    PNC - AAA Short-term US Government
Investments
                               Total                          $ 6,366,667      $ (1,337,362)
                                                              ===========      ============

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                       Schedule V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                  BALANCE AT        BALANCE AT
                                                                   BEGINNING          CLOSE
                                DESCRIPTION                        OF YEAR            OF YEAR
                                -----------                        -------            -------

Account 146 - Accounts Receivable from Associate Companies:

The Cincinnati Gas & Electric Company (CG&E)                       $20,483,086       $20,632,793

PSI Energy, Inc. (PSI)                                               6,680,168        15,080,102
Lawrenceburg Gas Company                                                81,680           364,425
KO Transmission Company                                                    371             7,083
The Union Light, Heat and Power Company (ULH&P)                      2,174,932         1,963,441
The West Harrison Gas and Electric Company                               3,194                 -
Cinergy Corp. (Cinergy)                                             13,371,318         9,992,736
                                                                    ----------         ---------

                                 Total                             $42,794,749       $48,040,580
                                                                   ===========       ===========

Analysis Of Convenience Or Accommodation Payments:

None

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                            Schedule VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                     DESCRIPTION                             LABOR                EXPENSES                TOTAL
                     -----------                             -----                --------                -----

Account 152 - Fuel Stock Expenses Undistributed

None

                                    Total                  $    -                  $    -                $    -
                                                            =====                   =====                 =====

Summary:

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                              Schedule VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                           DESCRIPTION                              LABOR          EXPENSES         TOTAL
                           -----------                              -----          --------         -----

Account 163 - Stores Expense Undistributed

None

                             Total                                 $    -          $    -          $    -
                                                                    =====           =====           =====

                                                Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                         Schedule VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                      $10,000 may be grouped, showing the number of items in each group.

                        DESCRIPTION                         BALANCE AT      BALANCE AT
                        -----------                         BEGINNING          CLOSE
                                                             OF YEAR          OF YEAR
                                                             -------          -------

Account 174 - Miscellaneous Current
              and Accrued Assets

None

                                   Total                    $    -          $    -
                                                             =====           =====

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                                Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                      $10,000 may be grouped by class showing the number of items in each class.

                                                                    BALANCE AT      BALANCE AT
                                                                     BEGINNING         CLOSE
                             DESCRIPTION                              OF YEAR         OF YEAR
                             -----------                              -------         -------

Account 186 - Miscellaneous Deferred Debits

Items Deferred Pending Investigation                                $  228,692     $  (236,479)

Intangible Asset Associated with Non-qualified Pension Plans         9,238,259      10,528,729
                                                                     ---------      ----------

                             Total                                  $9,466,951     $10,292,250
                                                                    ==========     ===========

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                    Schedule X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                            DESCRIPTION                   AMOUNT
                            -----------                   ------

Account 188 - Research, Development, or
Demonstration Expenditures

None

                             Total                           $  -
                                                              ===

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                                    Schedule XI - PROPRIETARY CAPITAL

                                                      NUMBER          PAR OR                          CLOSE OF
    ACCOUNT                                         OF SHARES      STATED VALUE     OUTSTANDING        PERIOD
     NUMBER                 CLASS OF STOCK          AUTHORIZED      PER SHARE      NO. OF SHARES    TOTAL AMOUNT
     ------                 --------------          ----------      ---------      -------------    ------------

      201                 Common Stock Issued          100            $0.05              70              $4

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                                  DESCRIPTION                                           AMOUNT
                                  -----------                                           ------

208Donations Received from Stockholders                                                   $155,346
211Miscellaneous Paid-In-Capital                                                               999
215Appropriated Retained Earnings                                                                -
                                                                                          $156,345

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.

                                              BALANCE                                                  BALANCE
                                            AT BEGINNING     NET INCOME    DIVIDENDS                  AT CLOSE
    ACCOUNT           DESCRIPTION             OF YEAR         OR (LOSS)       PAID     OTHER (1)       OF YEAR
    -------           -----------             -------         ---------       ----     ---------       -------

      216      Unappropriated Retained
               Earnings                     $(1,983,472)                              $(1,290,751)  $(3,274,223)

(1) Represents unrealized losses related to Rabbi Trust ($359,272) and associated taxes $94,155; and an adjustment for additional minimum pension liability pursuant to Statement of Financial Accounting Standards No. 87, Employers'
    Accounting for Pensions ($1,735,908) and associated taxes $710,274.

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                                      Schedule XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                      TERMS OF OBLIGATION                                  BALANCE AT                   BALANCE
                                        CLASS & SERIES   DATE OF   INTEREST   AMOUNT       BEGINNING           (1)      AT CLOSE
               NAME OF CREDITOR          OF OBLIGATION   MATURITY    RATE    AUTHORIZED    OF YEAR  ADDITIONS DEDUCTIONS OF YEAR
               ----------------          -------------   --------    ----    ----------    -------  ----------------------------

Account 223 - Advances from Associate
                  Companies:                None

                           Total

Account 224 - Other Long-Term Debt:         None

                     Total

NOTES:
(1) Give an explanation of deductions:      None

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                             Schedule XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than
                      $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT           BALANCE
                                                       BEGINNING           AT CLOSE
                               DESCRIPTION              OF YEAR             OF YEAR
                               -----------              -------             -------

Account 233 - Notes Payable to
              Associate Companies

None                                                      $       -        $        -
                                                          ---------        ----------                              Total                      $       -        $        -

Account 234 - Accounts Payable to
              Associate Companies

Cinergy                                                   $     (88)       $        -
Associate Companies (1)                                           -             3,053
                                                          ----------       ----------
                               Total                      $     (88)       $    3,053

Account 242 - Miscellaneous Current and
              Accrued Liabilities

Transaction Fees                                          $(106,325)       $ (106,325)
Miscellaneous Current and Accrued Liabilities(3)                180             1,457
                                                              -----             -----

                               Total                      $(106,145)       $ (104,868)

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                             Schedule XIV - NOTES TO FINANCIAL STATEMENTS

Instructions:         The space below is provided for important notes regarding the financial statements or any account thereof.
                      Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.
                      Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. Summary of Significant Accounting Policies

(a) Nature of Operations Cinergy Corp., a Delaware corporation (Cinergy) created in the October 1994 merger of The Cincinnati
Gas & Electric Company (CG&E) and PSI Resources, Inc., is a registered utility holding company under the Public Utility
Holding Company Act of 1935, as amended (PUHCA).  Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy.
Cinergy's other principal subsidiaries are CG&E, PSI Energy, Inc. (PSI), Cinergy Investments, Inc., Cinergy Global Resources,
Inc., Cinergy Technologies, Inc., and Cinergy Wholesale Energy, Inc.

Services, a Delaware corporation, is the service company for the Cinergy consolidated group, providing member companies with a variety of administrative, management, and support services.

(b) Presentation Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

o        the reported amounts of assets and liabilities in the Comparative Balance Sheets at the dates of the financial statements;
o        the disclosure of contingent assets and liabilities at the dates of the financial statements; and
o        the reported amounts of revenues and expenses in the Statements of Income during the reporting periods.

(c) Federal and State Income Taxes  Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires an asset and liability approach for financial accounting and reporting of income taxes.  The tax effects of differences between the financial reporting and tax basis of accounting are reported as Deferred income tax assets or liabilities in the Comparative Balance
Sheet and are based on currently enacted income tax rates.

(d) Regulation  Services is subject to regulation by the Securities and Exchange Commission (SEC) under the PUHCA.  The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service
Companies prescribed by the SEC pursuant to the PUHCA.

(e) Service Company Property  Service company property and equipment, including any interest capitalized during construction, are recorded at cost.

(f) Depreciation  Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service.  The effective annual depreciation rate for 2000 was 12.5% and for 1999 was 12.0%.  Software is amortized over a five-year period at an annual rate of 20%.

(g) Income and Expenses Services provided to affiliated companies are provided at cost. The costs of services are determined on a direct charge basis to the extent practicable. Indirect costs are charged using the ratios defined in the service agreements between
Services and the client companies. (See Methods of Allocation on pages 43-44.)

2.  Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 70 shares outstanding at December 31, 2000 and December 31, 1999.  Cinergy holds all of Services' outstanding common stock.

3.  Notes Payable to Associate Companies

Cinergy, Services, and Cinergy's utility companies participate in a money pool arrangement to better manage cash and working capital requirements.  Under this arrangement, those companies operating companies with surplus short-term funds provide short-term loans to others.  This surplus cash may be from internal or external sources.

4.  Leases

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements for various facilities and properties, including computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past two years were as follows:
                                      2000       1999
                                      ----       ----
                                       (in millions)
      Cinergy and subsidiaries        $56        $50

Future minimum lease payments required under operating leases with remaining non-cancelable lease terms in excess of one year as of
December 31, 2000, are as follows:

                                                       Cinergy and Subsidiaries
                                                       ------------------------
                                                             (in millions)

                                                               2001 $ 41
                                                               2002   31
                                                               2003   23
                                                               2004   17
                                                               2005   15
                                                         After 2005   68
                                                                    $195

5.  Pension and Other Postretirement Benefits

Cinergy's defined benefit pension plans, of which Services is a participant, cover substantially all United States (U.S.) employees meeting certain minimum age and service requirements. A final average pay formula determines plan benefits. These plan benefits are based on (1) years of participation, (2) age at retirement, and (3) the applicable average Social Security wage base or benefit amount.

Cinergy's pension plan funding policy for U.S. employees is to contribute at least the amount required by the Employee Retirement
Income Security Act of 1974, and up to the amount deductible for income tax purposes. The pension plans' assets consist of investments in equity and fixed income securities.

Cinergy, including Services, provides certain health care and life insurance benefits to retired U.S. employees and their eligible dependents.  The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments.

In 2000, Cinergy offered early retirement plans to certain individuals under a Limited Early Retirement Program (LERP). In accordance with Statement of Financial Accounting Standards No. 88, Employers' Accounting for Settlements and Curtailments of
Defined Benefit Pension Plans and for Termination Benefits (Statement 88), Cinergy recognized a one-time expense of $12.8 million in 2000.

Cinergy's benefit plans' costs for the past two years, as well as the actuarial assumptions used in determining these costs, included the following components:

                                                                                                      Other Postretirement
                                                                Pension Benefits                 Benefits
                                                                ----------------                 --------

                                                               2000          1999            2000         1999
                                                               ----          ----            ----         ----
                                                                               (in millions)

Service cost                                            $      27.4    $     24.8        $    3.4     $   3.5
Interest cost                                                  73.0          70.8            17.0        16.2
Expected return on plans' assets                              (77.0)        (72.0)             -           -
Amortization of transition (asset) obligation                  (1.3)         (1.3)            5.0         5.0
Amortization of prior service cost                              4.5           4.5              -           -
Recognized actuarial (gain) loss                               (2.4)          0.6              -          0.8
LERP Statement 88 cost                                         11.9            -               -           -
                                                        ------------   -----------       --------     -------
Net periodic benefit cost                               $      36.1    $     27.4        $   25.4     $  25.5

Actuarial assumptions:
  Discount rate                                                 7.50%          7.50%          7.50%        7.50%
  Rate of future compensation increase                          4.50           4.50             N/A         N/A
  Rate of return on plans' assets                               9.00           9.00             N/A         N/A

For measurement purposes, Cinergy assumed an eight percent annual rate of increase in the per capita cost of covered health care benefits for 2001. It was assumed that the rate would decrease gradually to five percent in 2008 and remain at that level thereafter.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2000, and a statement of the funded status as of December 31 of both years.

                                                                 Pension Benefits          Other Postretirement Benefits
                                                                 ----------------          -----------------------------

                                                               2000             1999            2000         1999
                                                               ----             ----            ----         ----
                                                                                   (in millions)
Change in benefit obligation

Benefit obligation at beginning of period                 $  1,002.0         $ 1,052.1       $  234.4     $  246.5

Service cost                                                    27.4              24.8            3.4          3.5
Interest cost                                                   73.0              70.8           17.0         16.2
Amendments(1)                                                   13.1               1.1              -            -
Actuarial (gain) loss                                           12.0             (90.3)           6.7        (18.4)
Benefits paid                                                  (63.0)            (56.5)         (14.4)       (13.4)
                                                               -----             -----          -----        -----

Benefit obligation at end of period                          1,064.5           1,002.0          247.1        234.4

Change in plan assets

Fair value of plan assets at beginning of period               946.1             865.3              -            -
Actual return on plan assets                                   160.5             137.3              -            -
Employer contribution                                            -                   -           14.4         13.4
Benefits paid                                                  (63.0)            (56.5)         (14.4)       (13.4)
                                                               -----             -----          -----        -----

Fair value of plan assets at end of period                   1,043.6             946.1              -            -

Funded status                                                  (20.9)            (55.9)        (247.1)      (234.4)

Unrecognized prior service cost                                 36.6              39.9              -            -
Unrecognized net actuarial (gain) loss                        (249.6)           (180.6)          26.6         20.1
Unrecognized net transition (asset) obligation                  (4.5)             (5.8)          55.8         60.8
                                                                ----              ----           ----         ----

Accrued benefit cost at December 31                       $   (238.4)        $  (202.4)      $ (164.7)    $ (153.5)

(1)   The 2000 Amendments balance contains $11.9 million of LERP expenses in accordance with Statement 88 as previously discussed.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                               One-Percentage-      One-Percentage-Point
                                                               Point Increase             Decrease
                                                               --------------             --------

                                                                             (in millions)

Effect on total of service and interest cost components         $   3.1                  $  (2.7)
Effect on postretirement benefit obligation                        33.8                    (29.2)

In addition, Cinergy sponsors non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. Cinergy began funding certain of these non-qualified plans through a rabbi trust in 1999.

The pension benefit obligations and pension cost under these plans were as follows:

                                                      2000            1999
                                                      ----            ----
                                                          (in millions)

Pension benefit obligation                          $  67.0        $ 37.0

Pension cost                                        $   8.3        $  4.0

6.  Income Taxes

Services' net deferred income tax asset at December 31, 2000, and 1999, is as follows:

                                                             2000           1999
                                                             ----           ----
         Deferred Income Tax Liability                  $   243,818   $   298,398

         Deferred Income Tax Asset
           Accrued pension and other benefit costs       24,473,491    25,771,965
                                                         ----------    ----------
                                                         24,473,491    25,771,965

         Net Deferred Income Tax Asset                  $24,229,673   $25,473,567

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31,
2000. The current tax liability is allocated among the members of the Cinergy consolidated group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:
                                                    2000           1999
                                                    ----           ----
         Current Income Taxes
           Federal                              $(1,613,220)   $(3,494,336)
           State                                   (406,429)     1,372,057
                                                   --------      ---------
                 Total current income taxes      (2,019,649)    (2,122,279)

         Deferred Income Taxes
           Federal
             Pension and other benefit costs      1,637,521      3,614,282
           State
             Pension and other benefit costs        468,458       (977,252)
                                                    -------       --------
                 Total deferred income taxes      2,105,979      2,637,030
                                                  ---------      ---------

         Total Income Taxes                      $   86,330    $   514,751

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                              Schedule XV - COMPARATIVE INCOME STATEMENTS

   ACCOUNT                                 DESCRIPTION                        December 31
   -------                                 -----------                        -----------
                                                                           2000            1999
                                                                           ----            ----

              INCOME:

     457      Services Rendered to Associate Companies                 $479,254,347   $416,341,521
     458      Services Rendered to Nonassociate Companies                         -              -
     415      Jobbing and Contract Work                                           -              -
     419      Other Interest Income                                       1,597,612        443,213
     ---                                                                  ---------        -------
                                             Total Income               480,851,959    416,784,734

              EXPENSES:

     920      Salaries and Wages                                        261,187,313    224,271,507
     921      Office Supplies and Expenses                               56,261,391     57,362,397
     922      Administrative Expenses Transferred - Credit               (1,749,448)    (1,144,461)
     923      Outside Services Employed                                  37,468,573     27,452,477
     924      Property Insurance                                            399,329        451,883
     925      Injuries and Damages                                          789,501        366,433
     926      Employee Pensions and Benefits                             33,913,050     31,361,858
     928      Regulatory Commission Expense                               1,315,018      2,027,695
    930.1     General Advertising Expenses                                   12,645         28,220
    930.2     Miscellaneous General Expenses                             31,471,822     18,161,986
     931      Rents                                                      36,537,496     35,396,625
     932      Maintenance of Structures and Equipment                     5,202,270      4,763,025
   403,404    Depreciation and Amortization Expense                       7,224,768      6,868,902
     408      Taxes Other Than Income Taxes                               9,777,430      8,532,630
     409      Income Taxes                                               (2,019,649)    (2,122,279)
     410      Provision for Deferred Income Taxes                        (2,108,148)     1,581,551
     411      Provision for Deferred Income Taxes - Credit                4,214,127      1,055,479
    411.5     Investment Tax Credit                                               -              -
     421      Miscellaneous Income or Loss                                  278,027              -
    426.1     Donations                                                           -              -
    426.5     Other Deductions                                               48,569              -
     427      Interest on Long-term Debt                                          -              -
     430      Interest on Debt to Associate Companies                        90,419        405,082
     431      Other Interest Expense                                        537,456        (36,276)
     ---                                                                    -------        -------

              Total Expense                                             480,851,959    416,784,734

              NET INCOME                                                $         -    $         -
                                                                         ==========     ==========

                                                Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                                           ANALYSIS OF BILLING

                                                    ASSOCIATE COMPANIES - ACCOUNT 457

                                                 DIRECT             INDIRECT           COMPENSATION
                                                  COSTS               COSTS               FOR USE            TOTAL
                                                 CHARGED             CHARGED             OF CAPITAL          AMOUNT
               NAME OF ASSOCIATE COMPANY          457-1               457-2                457-3             BILLED
               -------------------------          -----               -----                -----             ------

The Cincinnati Gas & Electric Company            85,892,660        138,669,213             38,907         224,600,780
PSI Energy, Inc.                                 67,472,580        119,102,412             38,726         186,613,718
The Union Light, Heat and Power Company           6,770,164         17,827,668              5,190          24,603,022
Cinergy Capital & Trading, Inc.                   6,725,682          9,789,044              2,270          16,516,996
Cinergy Solutions, Inc.                           1,152,840                  -                  -           1,152,840
Cinergy Corp.                                     1,915,965          3,015,239              1,239           4,932,443
Vestar, Inc.                                        126,647            166,207                344             293,198
Cinergy Global Resources, Inc.                    2,492,844             19,432                543           2,512,819
Cinergy Global Power, Inc.                        2,484,436            262,136                353           2,746,925
Cinergy Telecommunications Company, Inc.            935,467              3,144                316             938,927
Cinergy UK, Inc.                                     49,180                  -                  -              49,180
Cinergy Resources, Inc.                            (261,723)                 -                  -            (261,723)
Cinergy Investments, Inc.                           913,289             (8,131)               579             905,737
Cinergy Supply Network, Inc.                          5,665             (1,524)               108               4,249
Lawrenceburg Gas Company                            415,902            522,235                136             938,273
Cinergy Technology, Inc.                            420,531             43,474                117             464,122
Cinergy-Centrus Communications, Inc.                    429                  -                  -                 429
Cinergy Solutions of Tuscola, Inc.                  610,108               (127)                 9             609,990
Tri-State Improvement Company                        68,996             62,977                 36             132,009
Trigen Cinergy Solutions of Ashtabula LLC            63,999                  -                  -              63,999
CinCap VIII, LLC                                    411,890                  -                  -             411,890
The West Harrison Gas and Electric Company           15,211             19,053                  9              34,273
KO Transmission Company                              26,606             11,561                  9              38,176
PSI Energy Argentina, Inc.                           (5,204)             5,593                  -                 389
CinCap MVC OpCo, LLC                                209,723                  -                  -             209,723
Enertech Associates, Inc.                             1,135                  -                  -               1,135
Miami Power Corporation                               2,875                  -                  -               2,875
Cinergy Engineering, Inc.                             2,699                  -                  -               2,699
Cinergy Telecommunications Networks, Inc.           108,116                690                  -             108,806
Cinergy Ventures, LLC                             1,052,682                  -                  -           1,052,682
Cinergy EPCOM, LLC                                1,443,074                  -                  -           1,443,074
Cinergy EPCOM College Park, LLC                     503,781                  -                  -             503,781
Cinergy-Centrus, Inc.                                   362                  -                  -                 362
Cinergy Solutions Holding Company, Inc.           6,647,715            977,306              1,528           7,626,549
                                                  ---------            -------              -----           ---------

                                TOTAL          $188,676,326       $290,487,602            $90,419        $479,254,347
                                               ============       ============            =======        ============

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2000

                                                           ANALYSIS OF BILLING

                                                   NONASSOCIATE COMPANIES - ACCOUNT 458

Instructions:  Provide a brief description of the services rendered to each nonassociate company.

                                       DIRECT        INDIRECT       COMPENSATION                    EXCESS
                                        COSTS         COSTS           FOR USE                         OR            TOTAL
                                       CHARGED       CHARGED         OF CAPITAL        TOTAL      DEFICIENCY        AMOUNT
     NAME OF ASSOCIATE COMPANY          458-1         458-2            458-3           COST         458-4           BILLED
     -------------------------          -----         -----            -----           ----         -----           ------

None

                    TOTAL            $            $              $                   $         $                $
                                     ===========  =============  ==================  ========  ===============  ===========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                         Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

 Account     Description Of Items                   Associate Company Charges            Nonassociate Company Charge      Total Charges for Service
 --------------------------------------------------------------------------------------------------------------------------------------------------
                                              Direct        Indirect        Total      Direct Indirect          Direct     Indirect
                                               Cost           Cost                      Cost    Cost   Total     Cost        Cost        Total
                                               -----------------------------------------------------------------------------------------------

  920   Salaries and Wages                 $120,293,592  $140,893,721  $ 261,187,313    $-      $-     $-   $120,293,592 $140,893,721 $261,187,313
  921   Office Supplies and Expenses         17,441,459    38,819,932     56,261,391     -       -      -     17,441,459   38,819,932   56,261,391
  922   Administrative Expense                                                                                               (986,290)
          Transferred - Credit                 (763,158)     (986,290)    (1,749,448)    -       -      -       (763,158)               (1,749,448)
  923   Outside Services Employed            19,121,102    18,347,471     37,468,573     -       -      -     19,121,102   18,347,471   37,468,573
  924   Property Insurance                      375,840        23,489        399,329     -       -      -        375,840       23,489      399,329
  925   Injuries and Damages                    701,383        88,118        789,501     -       -      -        701,383       88,118      789,501
  926   Employee Pensions and Benefits       10,578,907    23,334,143     33,913,050     -       -      -     10,578,907   23,334,143   33,913,050
  928   Regulatory Commission Expense         1,298,395        16,623      1,315,018     -       -      -      1,298,395       16,623    1,315,018
 930.1  General Advertising Expenses             11,860           785         12,645     -       -      -         11,860          785       12,645
 930.2  Miscellaneous General Expenses        6,890,624    24,581,198     31,471,822     -       -      -      6,890,624   24,581,198   31,471,822
  931   Rents                                 1,427,158    35,110,338     36,537,496     -       -      -      1,427,158   35,110,338   36,537,496
  932   Maintenance of
          Structures
          and Equipment                         403,234     4,799,036      5,202,270     -       -      -        403,234    4,799,036    5,202,270
  403   Depreciation                                  -       396,915        396,915     -       -      -              -      396,915      396,915
  404   Amortization Expense                     10,131     6,817,722      6,827,853     -       -      -         10,131    6,817,722    6,827,853
  408   Taxes Other Than Income Taxes             4,352        43,163         47,515     -       -      -          4,352       43,163       47,515
 408.1  Taxes other than Income Taxes
        Utility Operating Income              1,840,410     7,361,671      9,202,081     -       -      -      1,840,410    7,361,671    9,202,081
 408.2  Taxes other than Income Taxes
        Other Income and Deductions             679,769      (151,935)       527,834     -       -      -        679,769     (151,935)     527,834
  409   Income Taxes                                  -    (2,019,649)    (2,019,649)    -       -      -              -   (2,019,649)  (2,019,649)
  410   Provision for Deferred Income Taxes           -    (2,108,148)    (2,108,148)    -       -      -              -   (2,108,148)  (2,108,148)
  411   Provision for Deferred Income Taxes - Credit  -     4,214,127      4,214,127     -       -      -              -    4,214,127    4,214,127
 411.5  Investment Tax Credit                         -             -              -     -       -      -              -            -            -
  421   Miscellaneous Income or Loss            278,027             -        278,027     -       -      -        278,027            -      278,027
 426.1  Donations                                     -                            -     -       -      -              -            -            -
 426.5  Other Deductions                         48,569             -         48,569     -       -      -         48,569            -       48,569
  427   Interest on Long-term Debt                    -             -              -     -       -      -              -            -            -
  430   Interest on Debt to Associate Companies       -        90,419         90,419     -       -      -              -       90,419       90,419
  431   Other Interest Expense                  361,825       175,631        537,456     -       -      -        361,825      175,631      537,456
                                           ------------    ----------    -----------   ----    ----   ----   -----------   -----------  ----------

                     Total Expense         $181,003,479  $299,848,480   $480,851,959     -       -      -   $181,003,479 $299,848,480 $480,851,959
                                           ============  ============   ============    ====   ====    ==== ============ ============ ============

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                          Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))

 Account     Description Of Items                                                    DEPARTMENT OR SERVICE FUNCTION
 ------------------------------------------------------------------------------------------------------------------
                                             TOTAL                INFORMATION  METERS AND  ELEC. SYSTEM   INTERNAL   ELEC. TRANS.
                                            AMOUNT      OVERHEAD    SYSTEMS  TRANSPORTATION MAINTENANCE   AUDITING & DISTRIBUTION  ACCOUNTING
                                            -----------------------------------------------------------------------------------------------------
 920   Salaries and Wages              $261,187,313  $       -  $29,552,217  $13,319,934   $6,525,420    $192,828  $26,595,299    $8,463,348
 921   Office Supplies and Expenses      56,261,391          -   12,348,275      911,129    1,312,028     212,621    1,398,079      (604,376)
 922   Administrative Expense                             -                                                        (340,487)
          Transferred - Credit           (1,749,448)               (273,697)     (68,639)     (50,699)     (1,466)                   (26,798)
 923   Outside Services Employed         37,468,573          -    7,673,529        2,125       22,162   1,642,691    9,555,446     1,853,616
 924   Property Insurance                   399,329          -            -      205,752            -           -            -             -
 925   Injuries and Damages                 789,501          -            -            -            -           -          313        15,696
 926   Employee Pensions and Benefits    33,913,050          -    3,681,804    1,017,429      920,416      42,863      979,613     2,500,689
 928   Regulatory Commission Expense      1,315,018          -            -            -            -           -            -             -
930.1  General Advertising Expenses          12,645          -            -            -            -           -            -             -
930.2  Miscellaneous General Expenses    31,471,822          -    3,180,113      139,307       56,664           -    1,226,444     4,388,339
 931   Rents                             36,537,496          -   19,771,578       (5,882)           -       2,628       10,003    11,064,781
 932   Maintenance of Structures
          and Equipment                   5,202,270          -    3,347,439          433        8,556           -          151         4,953
 403   Depreciation                         396,915    396,915
 404   Amortization Expense               6,827,853  6,827,853
 408   Taxes Other Than Income Taxes         47,515     47,515
408.1  Taxes Other than Income Taxes      9,202,081               1,013,150      294,506      270,526      13,723      286,655     1,336,230
          Utility Operating Income
408.2  Taxes Other than Income Taxes        527,834                   1,801        1,347          657           -       34,502      (227,681)
           Other Income and Deductions
 409   Income Taxes                      (2,019,649)(2,019,649)           -            -            -           -            -             -
 410   Provision for Deferred
           Income Taxes                  (2,108,148)(2,108,148)           -            -            -           -            -             -
 411   Provision for Deferred
          Income Taxes - Credit           4,214,127  4,214,127            -            -            -           -            -             -
411.5  Investment Tax Credit                      -                       -            -            -           -            -             -
 421   Miscellaneous Income or Loss         278,027    278,027            -            -            -           -            -             -
426.1  Donations                                  -          -            -            -            -           -            -             -
426.5  Other Deductions                      48,569     48,569            -            -            -           -            -             -
 427   Interest on Long-term Debt                 -          -            -            -            -           -            -             -
 430   Interest on Debt to Associate
          Companies                          90,419     90,419            -            -            -           -            -             -
 431   Other Interest Expense               537,456    537,456            -            -            -           -            -             -
                                        -----------  ---------   ----------   -----------  ----------   ---------   ----------   -----------

                    Total Expenses     $480,851,959 $8,313,084  $80,296,209  $15,817,441   $9,065,730  $2,105,888  $39,746,018   $28,768,797
                                       ============ ==========  ===========  ===========   ==========  ==========  ===========   ===========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                          Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))

                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                                 ------------------------------

                                           HUMAN    MATERIALS                 MARKETING & ENVIRONMENTAL PUBLIC  POWER ENG. & INVESTOR
Account      Description Of Items       RESOURCES  MANAGEMENT  FACILITIES  CUST. RELATIONS  AFFAIRS     AFFAIRS   CONSTRUCTION  RELATIONS
-----------------------------------------------------------------------------------------------------------------------------------------

 920   Salaries and Wages               $38,043,921 $11,748,221  $4,221,653   $22,195,952   $2,466,501  $3,682,744  $31,018,598    $546,536
 921   Office Supplies and Expenses       1,637,354   1,566,597   4,597,003     4,055,853    1,518,535     323,708    2,661,906     707,635
 922   Administrative Expense                                                                                          (616,587)
         Transferred - Credit               (18,207)   (109,812)     (5,437)      (25,612)        (262)     (6,979)                  (4,220)
 923   Outside Services  Employed           301,301      (6,528)    282,262     2,650,710      421,318     115,225      (16,126)    391,394
 924   Property Insurance                         -     170,088           -        23,489            -           -            -           -
 925   Injuries and Damages                       -           -           -             -            -           -      739,371           -
 926   Employee Pensions and Benefits     3,005,913     284,762     782,125     5,003,133      606,071     660,270    1,424,779     141,598
 928   Regulatory Commission Expense              -           -           -             -            -           -            -           -
930.1  General Advertising Expenses               -           -           -        12,645            -           -            -           -
930.2  Miscellaneous General Expenses    11,266,816      11,868         920     1,358,947       41,449     412,702    1,243,620       8,339
 931   Rents                                 54,921           -   4,354,614         1,803        7,698     417,362           68       8,990
 932   Maintenance of Structures
         and Equipment                            -           -   1,733,845        21,541           80           -       11,030           -
 403   Depreciation
 404   Amortization Expense
 408   Taxes Other Than Income Taxes
408.1  Taxes other than Income Taxes
         Utility Operating Income         1,023,312      91,349     234,238     1,489,942      175,044     193,031      411,824      40,977
408.2  Taxes other than Income Taxes
         Other Income and Deductions              -       3,482       7,646        36,653        1,403      40,900        7,003           -
 409   Income Taxes                               -           -           -             -            -           -            -           -
 410   Provision for Deferred Income
           Taxes                                  -           -           -             -            -           -            -           -
 411     Provision for Deferred
         Income Taxes - Credit                    -           -           -             -            -           -            -           -
411.5  Investment Tax Credit                      -           -           -             -            -           -            -           -
 421   Miscellaneous Income or Loss               -           -           -             -            -           -            -           -
426.1  Donations                                  -           -           -             -            -           -            -           -
426.5  Other Deductions                           -           -           -             -            -           -            -           -
 427   Interest on Long-term Debt                 -           -           -             -            -           -            -           -
 430   Interest on Debt to Associate
          Companies                               -           -           -             -            -           -            -           -
 431   Other Interest Expense                     -           -           -             -            -           -            -           -
                                         --------------------------------------------------------------------------------------------------

                    Total Expenses      $55,315,331 $13,760,027 $16,208,869   $36,825,056   $5,237,837  $5,838,963  $36,885,486  $1,841,249
                                        =========== =========== ===========   ===========   ==========  ==========  ===========  ==========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000
                          Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))
                                                                                  DEPARTMENT OR SERVICE FUNCTION
                                                                                  ------------------------------
                                                                                                                                      POWER
Account      Description Of Items                 LEGAL       RATES      FINANCE   RIGHT OF WAY     FUELS     PLANNING  EXECUTIVE    PLANNING
---------------------------------------------------------------------------------------------------------------------------------------------

920    Salaries and Wages                       $5,561,473 $1,717,992 $15,970,372    $976,717     $377,297    $687,335  $14,115,838 $23,207,117
921    Office Supplies and Expenses              1,824,499  2,004,302   3,331,465      38,994      107,117     379,704    6,132,555   9,796,408
922      Administrative Expense                                                                                                        (107,517)
         Transferred - Credit                         (740)    (4,840)    (34,376)     (3,439)      (6,596)     (9,249)     (33,789)
923    Outside Services  Employed                3,858,233  1,640,413     414,990         224        2,615     292,725    5,489,672     880,576
924    Property Insurance                                -          -           -           -            -           -            -           -
925    Injuries and Damages                          4,649          -      29,472           -            -           -            -           -
926    Employee Pensions and Benefits            1,173,139    709,530   2,343,657     205,802      373,243     134,323    3,796,127   4,125,764
928    Regulatory Commission Expense                 4,135     11,943   1,298,940           -            -           -            -           -
930.1  General Advertising Expenses                      -          -           -           -            -           -            -           -
930.2  Miscellaneous General Expenses              765,597      3,878   2,357,192       2,064    1,849,459      15,155    1,683,636   1,459,313
931    Rents                                       173,190     13,249     184,255           -            -      17,688      105,548     355,002
932    Maintenance of Structures and Equipment           -          -           -          -             -           -       40,654      33,588
403    Depreciation                                      -          -           -          -             -           -            -           -
404    Amortization Expense                              -          -           -          -             -           -            -           -
408    Taxes Other Than Income Taxes                     -          -           -          -             -           -            -           -
408.1  Taxes other than Income Taxes
          Utility Operating Income                  329,536    178,613     314,635      59,341        6,847      37,396      168,456   1,232,750
408.2  Taxes other than Income Taxes
          Other Income and Deductions                31,021          -     133,776           -      112,398         (69)     118,056     224,939
409    Income Taxes                                      -          -           -           -            -           -            -           -
410    Provision for Deferred Income Taxes               -          -           -           -            -           -            -           -
411    Provision for Deferred
          Income Taxes - Credit                          -          -           -           -            -           -            -           -
411.5  Investment Tax Credit                             -          -           -           -            -           -            -           -
421    Miscellaneous Income or Loss                      -          -           -           -            -           -            -           -
426.1  Donations                                         -          -           -           -            -           -            -           -
426.5  Other Deductions                                  -          -           -           -            -           -            -           -
427    Interest on Long-term Debt                        -          -           -           -            -           -            -           -
430    Interest on Debt to  Associate Companies          -          -           -           -            -           -            -           -
431    Other Interest Expense                            -          -           -           -            -           -            -           -
                                                -----------------------------------------------------------------------------------------------

                       Total Expenses          $13,724,732 $6,275,080 $26,344,378  $1,279,703   $2,822,380  $1,555,008  $31,616,753 $41,207,940
                                               =========== ========== ===========  ==========   ==========  ==========  =========== ===========

                                                         Annual Report of Cinergy Services, Inc.
                                                          For the Year Ended December 31, 2000

                                                     DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                                                                            DEPARTMENTAL SALARY EXPENSE
                                                                            ---------------------------

                                                                            INCLUDED IN AMOUNTS BILLED TO
                                                                            -----------------------------
NAME OF DEPARTMENT                                                                                               NUMBER OF
INDICATE EACH DEPARTMENT                           TOTAL          PARENT           OTHER             NON-        PERSONNEL
OR SERVICE FUNCTION                                AMOUNT         COMPANY        ASSOCIATES       ASSOCIATES    END OF YEAR
-------------------                                ------         -------        ----------       ----------    -----------

Information Systems                            $29,552,217        $153,341        $29,398,876           -            311
Meters and Transportation                       13,319,934           -             13,319,934           -            177
Electric System Maintenance                      6,525,420           -              6,525,420           -             98
Marketing and Customer Relations                22,195,952          43,061         22,152,891           -            433
Electric Transmission and   Distribution
   Engineering and Construction                 26,595,299           -             26,595,299           -            308
Power Engineering and Construction              31,018,598               3         31,018,595           -            425
Human Resources                                 38,043,921           6,025         38,037,896           -             80
Materials Management                            11,748,221          15,277         11,732,944           -            147
Facilities                                       4,221,653           -              4,221,653           -             91
Accounting                                       8,463,348        (140,583)         8,603,931           -            119
Power Planning                                  23,207,117           -             23,207,117           -            271
Public Affairs                                   3,682,744         303,632          3,379,112           -             51
Legal                                            5,561,473          53,768          5,507,705           -             64
Rates                                            1,717,992           -              1,717,992           -             31
Finance                                         15,970,372       1,012,435         14,957,937           -            113
Right of Way                                       976,717           -                976,717           -             15
Internal Auditing                                  192,828           6,765            186,063           -              1
Environmental Affairs                            2,466,501           1,699          2,464,802           -             39
Fuels                                              377,297           -                377,297           -             22
Investor Relations                                 546,536          34,627            511,909           -             10
Planning                                           687,335          41,318            646,017           -             10
Executive                                       14,115,838         179,484         13,936,354           -            102
                                               -------------------------------------------------------------------------

                Total                         $261,187,313      $1,710,852       $259,476,461           -          2,918
                                              ============      ==========       ============                      =====

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

             FROM WHOM PURCHASED 1/                                        DESCRIPTION                           AMOUNT
             ----------------------                                        -----------                           ------

Auditing Services:
Arthur Andersen LLP                             Audit of Cinergy and subsidiaries Consolidated Financial
                                                Statements; audit of the financial statements of Cinergy's or its subsidiaries deferred compensation and stock plans; audit of fuel cost recovery clauses; research and consultation on various accounting and tax matters; and assistance in the analysis and
                                                resolution of miscellaneous accounting issues                  $3,270,727
                                                                                                               ----------
                                                                                                                3,270,727

Legal Services:
Aems LLC                                        Legal Services                                                    135,074
Baker & Daniels                                 Legal Services                                                    105,464
Dinsmore & Hartson                              Legal Services                                                    216,512
Hogan & Hartson                                 Legal Services                                                  1,109,849
Hunton & Williams                               Legal Services                                                    109,909
Latham & Watkins                                Ozone Issues Consulting                                           282,149
Oppenheimer, Wolf & Donnelly LLP                Legal Services                                                    165,631
Plews, Shadley, Racher & Braun                  Legal Services                                                    401,249
Skadden, Arps, Slate, Meagher                   Litigation; Wholesale Power Sales; Trigen;
  & Flom, LLP                                   General Corporate Advice and Regulatory Issues                    505,924
                                                                                                                      -------
                                                                                                                3,031,761
Other Services
Alternative Resources Corp.                     Information Technology Consulting                                 185,800
Analysts International Corp.                    Contract Programming                                              222,645
Andersen Consulting LLP                         Management Consultants                                            168,037
Ciber                                           Information Technology Consulting                                 715,577
Convergent Group                                Information Technology Consulting                              11,054,691
Edu-Tech Industries                             Strategic Training Program                                        300,143
Entex Information Services                      Information Technology Consulting                                 288,700
Ernst & Young LLP                               Tax and Management Consultants                                    990,997
Fusion Alliance                                 System Development Consulting                                   1,718,779
Gordon R. Lewis                                 Information Technology Consulting                                 168,939
Heidrick & Struggles, Inc.                      Executive Search Consultants                                      219,925

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                          OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

            FROM WHOM PURCHASED 1/                                       DESCRIPTION

Other Services (Continued):
Howard Systems International                  Information Technology Consulting                                 231,306
McKinsey & Company, Inc.                      Management Consulting                                           1,241,703
Microsoft Corporation                         Information Technology Consulting                                 381,800
MRSI                                          Marketing Research Services                                       171,750
Nitin Nohria                                  Strategic Planning Consultant                                     103,257
The Northbridge Group                         Forecasting and Valuation Consulting                              429,574
PHB Hagler Bailly, Inc.                       System Reliability Consulting Services                            293,113
Power Technologies Inc.                       Engineering Consultants                                           297,257
Price Waterhouse LLP                          Financial Services                                                127,695
Professional Computer Consultants, Inc.       Information Technology Consulting                                 989,558
SFT, Inc.                                     Information Technology Consulting                                 128,695
Sungard Planning Solutions                    Information Technology Consulting                                 187,397
Systems Evolution Inc.                        Information Technology Consulting                                 104,464
Utility Graphic Consultants                   Information Technology Consulting                                 217,544
Valcom, Inc.                                  Information Technology                                            154,581
Xenergy Inc.                                  Market Research Consultants                                       125,485
Other _2/                                                                                                     9,946,673
       -                                                                                                      ---------
                                                                                                             31,166,085

         Total Outside Services                                                                             $37,468,573

  (1) All companies from which Services purchased outside services were non-associated companies, unless otherwise noted.

  (2) Outside services performed that did not meet the $100,000 amount are totaled in this line item.

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                             EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

                           DESCRIPTION                            AMOUNT
                           -----------                            ------

             Pension                                            $17,834,872
             Medical/Dental insurance                             5,764,046
             401(k) contributions                                 6,860,783
             Life insurance                                      (1,563,586)
             Others                                               5,016,935
                                                                  ---------
             TOTAL                                              $33,913,050
                                                                ===========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                             GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amounts included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

                  DESCRIPTION            NAME OF PAYEE                   AMOUNT
                  -----------            -------------                   ------

          Advertising Fees -
              Promotional Items    Indiana Builders Association          $4,000
                                   Others                                 8,645
                                                                          -----

                   TOTAL                                                $12,645
                                                                        =======

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                            MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature.  Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
               (2 U.S.C. 441 (b)(2)) shall be separately classified.

                 DESCRIPTION                                     AMOUNT
                 -----------                                     ------

Company Membership Fees and Dues                             $  1,884,032

Miscellaneous Materials and Supplies Purchased                     84,491

Directors' Fees                                                 1,566,894

Advertising                                                       338,611

Customer Records and Collections                                  445,372

Technical, General, Computer and Engineering Services           1,108,426

Labor, Materials and Supplies                                   4,596,485

Miscellaneous Stores and Transportation Expenses                  210,786

Early Retirement Plan                                          12,928,248

Miscellaneous Project Write-off                                 2,500,387

Other Miscellaneous Items                                       5,808,090
                                                                ---------

                                       TOTAL                  $31,471,822
                                                              ===========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                          RENTS - ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the
               Uniform System of Accounts.

                   TYPE OF PROPERTY                              AMOUNT
                   ----------------                              ------

          Computer Equipment Rent                              $20,684,758

          Facilities Rent                                       15,727,637

          Operating and Work Equipment Rent                        125,101
                                                                   -------

                                TOTAL                          $36,537,496
                                                               ===========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                              TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes".  Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

              KIND OF TAX                                 AMOUNT
              -----------                                 ------

Other Than U.S. Government Taxes:

      Ohio Property Tax                               $   47,515
      Delaware Franchise Tax                                  50
      Kentucky License                                     2,500
      Tax
      Pennsylvania Franchise                                 136
      Tax
      Ohio Franchise                                      34,134
      Tax
      Miscellaneous General                                1,525
      Tax
      State                                              346,448
      Unemployment
      Ohio Sales & Use Tax                               853,608
                                                             -------

                                     Sub-total         1,285,916

U.S. Government Taxes:

    Social Security Taxes                              8,345,688
    Federal Unemployment                                 145,826
                                                         -------

                                     Sub-total         8,491,514
                                                       ---------

                                     TOTAL            $9,777,430
                                                      ==========

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                       DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

             NAME OF RECIPIENT             PURPOSE OF DONATION             AMOUNT
             -----------------             -------------------             ------

None

                                   TOTAL

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                   OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
                      "Other Deductions", classifying such expenses according to their nature.

       DESCRIPTION                 NAME OF PAYEE                AMOUNT
       -----------                 -------------                ------

Income Deduction- Penalty                                       $48,569

                                                                -------
                                             TOTAL              $48,569
                                                                =======

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                            Schedule XVIII - NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof.  Furnish particulars as to any significant increase in services rendered or expenses incurred during the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                      See Schedule XIV - Notes to Financial Statements.

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                Schedule XIX - FINANCIAL DATA SCHEDULE

      ITEM NO.                 CAPTION HEADING
         1     Net Service Company Property                                   $20,225,054
         2     Total Investments                                               11,688,921
         3     Total Current and Accrued Assets                               101,774,698
         4     Total Deferred Debits                                           34,901,186
         5     Balancing Amount for Total Assets and Other                              -
               Debits
         6     Total Assets and Other Debits                                  168,589,859
         7     Total Proprietary Capital                                       (3,117,874)
         8     Total Long-Term Debt                                                     -
         9     Notes Payable                                                            -
        10     Notes Payable to Associate Companies                                     -
        11     Balancing Amount for Total Current and Accrued Liabilities      34,320,017
        12     Total Deferred Credits                                         137,143,898
        13     Accumulated Deferred Income Taxes                                  243,818
        14     Total Liabilities and Proprietary Capital                      168,589,859
        15     Services Rendered to Associate Companies                       479,254,347
        16     Services Rendered to Nonassociate Companies                              -
        17     Miscellaneous Income or Loss                                     1,597,612
        18     Total Income                                                   480,851,959
        19     Salaries and Wages                                             261,187,313
        20     Employee Pensions and Benefits                                  33,913,050
        21     Balancing Amount for Total Expenses                            185,751,596
        22     Total Expenses                                                 480,851,959
        23     Net Income (Loss)                                                        -
        24     Total Expenses (Direct Costs)                                  181,003,479
        25     Total Expenses (Indirect Costs)                                299,848,480
        26     Total Expenses (Total)                                        $480,851,959
        27     Number of Personnel End of Year                                      2,918

                                                Annual Report of Cinergy Services, Inc.

                                                          ORGANIZATION CHART
                                                                   |
                                           Chairman, President, and Chief Executive Officer
                                                              - Executive
                                                                   |

                                                                                Executive Vice
Executive Vice                                                                 President, & Chief     Executive Vice
President                                                Executive Vice    Executive Officer,   President & Chief    Vice President,
  & Chief            Vice President,     Vice President,   President & Chief   Power Technology &   Executive Officer,   General Counsel &   Vice President,
 Financial              Corporate          Corporate       Executive Officer,    Infrastructure      Energy Merchant    Assistant Corporate    Corporate
  Officer                Services        Communications   Regulated Businesses      Services          Business Unit         Secretary          Development
  -------                --------        --------------   --------------------      --------          -------------         ---------          -----------

 -Accounting           -Information      -Public Affairs     -Accounting           -Accounting        -Accounting          -Legal               -Planning
 -Finance                Systems                             -Electric System      -Finance           -Environmental
 -Internal Audit       -Materials                              Maintenance         -Human Resources     Affairs
 -Investor Relations     Management                          -Electric             -Information       -Finance
 -Planning                                                     Transmission &        Systems          -Fuels
                                                                Distribution       -Legal             -Human Resources
                                                                Engineering &      -Planning          -Information
                                                                Construction                            Systems
                                                             -Environmental                           -Legal
                                                               Affairs                                -Materials
                                                             -Facilities                                Management
                                                             -Finance                                 -Power
                                                             -Human Resources                           Engineering
                                                             -Information                               and
                                                               Systems                                  Construction
                                                             -Legal                                   -Planning
                                                             -Marketing and                           -System Planning
                                                               Customer                               -Power Planning
                                                               Relations
                                                             -Materials
                                                               Management
                                                             -Meters and
                                                               Transportation
                                                             -Planning
                                                             -Power
                                                               Planning
                                                             -Right of Way
                                                             -Rates
                                                             -System Planning

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                         METHODS OF ALLOCATION
                                                         ---------------------

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1.  Sales Ratio

    A ratio,  based on  domestic  firm  kilowatt-hour  electric  sales  (and/or  the equivalent cubic feet of gas sales,  where applicable),  excluding  intra-system sales, for the immediately  preceding twelve  consecutive  calendar months,  the numerator of which is for a Client  Company and the  denominator of which is for all domestic utility Client Companies.  This ratio will be determined  annually, or at such times as may be required due to a significant change.

2.  Electric Peak Load Ratio

    A ratio,  based on the sum of the monthly  domestic firm electric maximum system demands for the immediately  preceding twelve  consecutive  calendar months, the numerator of which is for a Client  Company and the  denominator of which is for all domestic utility Client Companies.  This ratio will be determined  annually, or at such time as may be required due to a significant change.

3.  Number of Customers Ratio

    A ratio,  based on the sum of the firm domestic  electric  customers (and/or gas customers  where  applicable)  at the end of  each  month  for  the  immediately preceding twelve  consecutive  calendar months,  the numerator of which is for a
    Client Company and the  denominator of which is for all domestic  utility Client
    Companies.  This ratio will be  determined  annually,  or at such time as may be required due to a significant change.

4.  Number of Employees Ratio

    A ratio,  based on the sum of the number of  employees  at the end of each month for the immediately  preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all  Client  Companies  (and  Cinergy  Corp.'s  non-utility  and non-domestic  utility affiliates,  where applicable) and/or the Service Company.
   This ratio will be determined  annually,  or at such time as may be required due to a significant change.

5.  Construction Expenditures Ratio

    A ratio,  based on construction  expenditures,  net of  reimbursements,  for the immediately preceding twelve consecutive calendar months, the numerator of which is for a  Client  Company  and  the  denominator  of  which  is for  all  Client
    Companies.  Separate ratios will be computed for total construction  expenditure and appropriate functional plant (i.e., production, transmission,  distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                                   METHODS OF ALLOCATION - continued
                                                   ---------------------------------

6.  Circuit Miles of Electric Distribution Lines Ratio

    A ratio,  based on installed  circuit  miles of domestic  electric  distribution lines at the end of the  immediately  preceding  calendar year, the numerator of which is for a Client  Company and the  denominator of which is for all domestic utility Client  Companies.  This ratio will be determined  annually,  or at such time as may be required due to a significant change.

7.  Number of Central Processing Unit Seconds Ratio

    A ratio,  based on the sum of the  number of  central  processing  unit  seconds expended to execute mainframe computer software applications for the immediately preceding twelve  consecutive  calendar months,  the numerator of which is for a
    Client Company or Service Company Function,  and the denominator of which is for all Client Companies,  (and Cinergy Corp.'s non-utility and non-domestic utility affiliates,  where  applicable)  and/or the Service Company.  This ratio will be determined  annually,  or at such time as may be required  due to a  significant change.

8.  Revenues Ratio

    A ratio based on total revenues for the  immediately  preceding  twelve calendar months,  the  numerator of which is for a nonutility  Client  Company or Service
    Company Function and the denominator of which is for all Client Companies and/or the Service Company.  This ratio will be determined  annually or at such time as may be required due to a significant change.

9.  Direct Cost Ratio

    A ratio,  based on the direct costs charged to the individual  nonutility client companies  divided by total direct costs charged to all client  companies  (both utility and nonutility). This ratio will be determined annually, or at such time as may be required due to a significant change.

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2000

                                      ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
                                      ----------------------------------------------------------

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2000:

In accordance with Instruction 01-12 of the Securities and Exchange Commission's
Uniform System of Accounts for Mutual Service  Companies and Subsidiary  Service
Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 2000:

     A.   Amount of interest billed to associate  companies is contained on page
          24, Analysis of Billing.

     B.   The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.

                                                ANNUAL REPORT OF Cinergy Services, Inc.

                                                           SIGNATURE CLAUSE
                                                           ----------------

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                      Cinergy Services, Inc.
                                                      ----------------------
                                                   (Name of Reporting Company)

                                       By:         /s/ Bernard F. Roberts
                                                   ------------------------
                                                (Signature of Signing Officer)

                           Bernard F. Roberts, Vice President and Comptroller
                           --------------------------------------------------
                                (Printed Name and Title of Signing Officer)

Date:  April 26, 2001